

Mail Stop 3561

June 20, 2016

Zev Turetsky
Chief Executive Officer
Zev Ventures, Inc.
500C Grand St.
Apartment 3G
New York NY, 10002

> **Re:** **Zev Ventures, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 6, 2016**
> **File No. 333-205271**

Dear Mr. Turetsky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2016 letter.

General

1. We note your updated consent included as exhibit 23.1. Given that the consent references an audit report dated February 15, 2016 and the actual date on the audit report is May 13, 2016, please revise to reference the appropriate audit report in an updated consent.

2. In addition, the consent only references the audited period 2015 and should reference all audited periods contained in the financial statements by Dov Weinstein. Please revise.

<u>Financial Statements</u>

<u>Report of the Independent Registered Public Accounting Firm, page 25</u>

3. We note your revised audit report references the balance sheet for "the period ended
    December 31, 2014." However, the balance sheet date referred to in your auditor's report
    for fiscal 2014 should be <u>as of</u> December 31, 2014 rather than for the "period ended
    December 31, 2014" as the balance sheet represents a point in time. In your next
    amendment, please include a corrected auditor's report which refers to the appropriate
    dates and periods per your financial statement. Please be advised the third paragraph of
    your audit report should be similarly revised.

    You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please
contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

                                        Sincerely,

                                        /s/ John Dana Brown

                                        Attorney Advisor
                                        Office of Transportation and Leisure

cc: William Eilers
        Eilers Law Group, P.A.